Exhibit 3.11

ARTICLES OF INCORPORATION

OF

APPLIED POWER INVESTMENTS II, INC.

We, the undersigned having associated ourselves together for the purpose of forming a corporation under the General Corporation Law of the State of Nevada, do hereby certify:

ARTICLE I

Name

The name of the corporation shall be Applied Power Investments II, Inc.

ARTICLE II

Principal Office; Resident Agent

The principal office or place of business of the corporation within Nevada is located at One East First Street, Suite 1600, Reno, Washoe County, Nevada 89501 and the name of its resident agent at such address is the Corporation Trust Company of Nevada.

ARTICLE III

Purpose

The purpose for which this corporation is organized is to engage in any lawful activity within the purposes for which corporations may be organized under the Nevada General Corporation Law, Chapter 78 of the Nevada Revised Statutes.

ARTICLE IV

Capital Stock

A. The aggregate number of shares which this corporation shall have authority to issue is 250,000, of a single class designated as “Common Stock”, having a par value of $0.10 per share.

B. No holder of any stock of the corporation shall have any preemptive or other subscription rights nor be entitled, as of right, to purchase or subscribe for any part of the unissued stock of this corporation or of any additional stock issued by reason of any increase in authorized capital stock of this corporation or other securities, whether or not convertible into stock of this corporation.

ARTICLE V

Limitations on Transfer of Stock

The transferability of any of the stock of the corporation may be restricted from time to time by the shareholders by appropriate provision in the by-laws or by agreement or agreements entered into by any shareholder or shareholders with the corporation and/or any other shareholder or shareholders, and/or with any third persons, and the shares of stock of such shareholder or shareholders thereupon shall be subject to such by-laws, agreement or agreements and shall be transferable only upon proof of compliance therewith; provided, however, that such by-laws, agreement or agreements shall be filed with the corporation and reference thereto placed on the certificate or certificates of stock.

ARTICLE VI

Assessment Against Capital Stock

After the subscription price or par value has been paid in on capital stock, the capital stock of the corporation will not be subject to assessment to pay debts of the corporation.

ARTICLE VII

Governing Body

The governing body of the corporation will consist of directors, the number of which may be fixed from time to time by the by-laws but shall not be less than the minimum number allowed by Nevada law. The directors need not be shareholders and officers need not be directors. The initial Board of Directors shall consist of 4 members whose names and addresses are as follows:

Name	Address
Richard G. Sim	13000 W. Silver Spring Drive Butler, WI 53007

Robert T. Foote, Jr.	13000 W. Silver Spring Drive Butler, WI 53007

Anthony W. Asmuth III	c/o Quarles & Brady 411 E. Wisconsin Avenue Milwaukee, WI 53202

Douglas R. Dorszynski	13000 W. Silver Spring Drive Butler, WI 53007

ARTICLE VIII

Incorporator

The name and address of the Incorporator is as follows:

Name	Address
Thomas A. Simonis	c/o Quarles & Brady 411 E. Wisconsin Avenue Milwaukee, WI 53202

ARTICLE IX

Period of Existence

The corporation’s period of existence is perpetual.

ARTICLE X

Purchase of Shares by Corporation

The corporation is authorized by action of the Board of Directors, without the consent of the shareholders, to purchase, take, receive or otherwise acquire shares of the capital stock of the corporation, subject to the applicable provisions of Nevada law.

IN WITNESS WHEREOF, I hereunto subscribe my name this 17th day of July, 1989.

/s/ Thomas A. Simonis
Thomas A. Simonis, Incorporator